FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of April


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Media
Information

                             24 April 2004
         BG Group exercises options for four new LNG ships

BG Group today announced that it has exercised its options with Samsung Heavy Industries Co. Limited of Korea for the delivery of four new-build Liquefied Natural Gas ships.

The 145,000 cubic-metre ships are scheduled to be delivered in 2007 and 2008. The value of the contract for the four ships is US$ 620 million.

Martin Houston, Executive Vice President and Managing Director, North America, Caribbean and Global LNG, said:

"I am delighted with the deal announced today. These four new ships will be used to meet BG's fast growing Atlantic Basin LNG business. They will also provide us with a cost effective and flexible solution to our shipping needs."

Samsung will build, equip, launch and deliver the ships using the GTT membrane cargo containment system. The vessels will use steam turbine propulsion, enabling them to sail at an average speed of 20 knots.

BG Group currently owns two LNG ships (Methane Arctic and Methane Polar) which are on long-term charters to third parties in the Atlantic Ocean and Mediterranean Sea. It also charters five ships from Golar LNG (Hill, Gimi, Khannur, Golar Freeze and Methane Princess). In addition, BG will take delivery of a new LNG ship in mid-2004 (Methane Kari Elin) and three new ships in the second half of 2006.

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.

Notes to Editors:

LNG represents one of BG Group's core business segments, the others of which are Exploration and Production, Transmission and Distribution and Power. With activities in some twenty countries, the Company is involved in developing LNG projects in Trinidad & Tobago, Egypt, Italy, the UK and Iran.

Since January 2004, BG LNG Services, LLC (BGLS), has held 100% of the capacity rights at North America's largest operating import terminal, Lake Charles in Louisiana. This has the capability to receive, store, vaporise and deliver an average daily send out of 630 million cubic feet per day (mcfd). Expansion work is scheduled to increase the average send-out rate to 1.2 billion cubic feet per day (bcfd) by the start of 2006, and to1.8 bcfd by mid-2006. BGLS also has, since January 2004, supply and regasification rights of 446 mcfd at the Elba Island LNG terminal near Savannah, Georgia, and is involved with KeySpan in proposals to develop and upgrade an LNG terminal at Providence, Rhode Island.

In Trinidad and Tobago, BG is a shareholder in Atlantic LNG, which has three trains producing 10 million tonnes per annum (mtpa) of LNG, most of which is sold in the United States market. Train 4 - expected to be the largest LNG train ever constructed - is scheduled to enter production in the first quarter of 2006, giving ALNG the capability to produce close to 15 mtpa, with scope for further growth.

In Egypt, BG is a shareholder in Egyptian LNG, which is building two trains of LNG to utilise gas from fields in the offshore Nile Delta. Train 1 is due on stream in 2005 with a planned output of 3.6 mtpa - all pre-sold to Gaz de France. BG Gas Marketing, a wholly owned BG Group subsidiary, has purchased the entire 3.6 mtpa output of Train 2, which is due on stream in 2006. A third ELNG train is under consideration. There is scope at the development site for up to six trains.

In Europe, BG Group and Enel are building an LNG importation terminal at Brindisi - the first new such terminal in Italy since 1971. BG also has 50% equity and 2.2 mtpa in the proposed importation terminal to be constructed at Milford Haven in the UK.

Enquiries:

Communications              Chris Carter           +44 (0) 118 929 2597

Out of hours media pager:                          + 44 (0)7693 309543

Investor Relations         Chris Lloyd/Brian
                           McCleery/Helen Parris   +44 (0) 118 929 3025


Website: www.bg-group.com

PR/10988

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 26 April 2004                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary